                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
--------------------------------------------------------------------------------

                                 Schedule 14D-1
               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                                (Amendment No. 6)
                                (Final Amendment)

--------------------------------------------------------------------------------
                           PROMETHEUS INCOME PARTNERS
                            (Name of Subject Company)

                         PROM INVESTMENT PARTNERS L.L.C.
                                    (Bidder)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                                 (Title of Class
                                 of Securities)

                                   742941 10 7
                             (CUSIP Number of Class
                                 of Securities)

--------------------------------------------------------------------------------
                                W. Edward Scheetz
                         Prom Investment Partners L.L.C.
                     1301 Avenue of the Americas, 38th Floor
                               New York, NY  10019

                                    Copy to:
                                  Peter M. Fass
                              Steven L. Lichtenfeld
                                Battle Fowler LLP
                               75 East 55th Street
                               New York, NY  10022
                                 (212) 856-7000

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)




                         (Continued on following pages)
                               (Page 1 of 4 pages)

Cusip No.:  742941 10 7            14D-1                             Page 2 of 4





--------------------------------------------------------------------------------
1.     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person

       PROM INVESTMENT PARTNERS L.L.C.


--------------------------------------------------------------------------------
2.     Check the Appropriate Box if a Member of a Group
       (See Instructions)
                                                                       (a)  {  }
                                                                       (b)  {  }

--------------------------------------------------------------------------------
3.     SEC Use Only



--------------------------------------------------------------------------------
4.     Sources of Funds (See Instructions)

       AF; WC

--------------------------------------------------------------------------------
5.     Check Box if Disclosure of Legal Proceedings is Required
       Pursuant to Item 2(e) or 2(f)
                                                                             [ ]

--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization

       Delaware


--------------------------------------------------------------------------------
7.     Aggregate Amount Beneficially Owned by Each Reporting Person

       1,362.395 Units of Limited Partnership Interest

--------------------------------------------------------------------------------
8.     Check Box if the Aggregate Amount in Row (7) Excludes
       Certain Shares (See Instructions)
                                                                             [ ]

--------------------------------------------------------------------------------
9.     Percent of Class Represented by Amount in Row (7)

       7.2%

--------------------------------------------------------------------------------
10.    Type of Reporting Person (See Instructions)

       OO
--------------------------------------------------------------------------------

                       AMENDMENT NO. 6 TO SCHEDULE 14D-1

       This Amendment No. 6 (Final Amendment) amends the Tender Offer Statement on Schedule 14D-1 filed by Prom Investment Partners L.L.C., a Delaware limited liability company (the "Purchaser"), with the Securities and Exchange Commission on October 18, 1996, as amended by Amendment No. 1 filed on November 12, 1996, Amendment No. 2 filed on November 27, 1996, Amendment No. 3 filed on December 5, 1996, Amendment No. 4 filed on December 10, 1996 and Amendment No. 5 filed on December 13, 1996, relating to the tender offer by the Purchaser to purchase up to 9,000 of the issued and outstanding units of limited partnership interest ("Units") of Prometheus Income Partners, a California limited partnership (the "Partnership"), to include the information set forth below. Terms not otherwise defined herein shall have the meaning ascribed to them in the Schedule 14D-1 and the Offer to Purchase.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

       Item 4(a) is hereby supplemented and amended as follows:

       The total amount of funds required by the Purchaser to purchase 1,362.395 Units accepted for payment pursuant to the Offer, excluding related fees and expenses, is approximately $674,385.53. The Purchaser obtained such funds from capital contributions from its members.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

       Item 6(a)-(b) is hereby supplemented and amended as follows:

       The Offer expired at 12:00 Midnight, New York City time, on Monday, December 30, 1996. Based on information provided by the Information Agent/Depositary to the Purchaser, pursuant to the Offer, as of 12:00 Midnight, New York City time, on Monday, December 30, 1996, the Purchaser accepted for payment 1,362.395 Units, constituting approximately 7.2% of the outstanding Units.

                                   SIGNATURES

       After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  December 31, 1996

                                           PROM INVESTMENT PARTNERS L.L.C.

                                           By: AP-GP Prom Partners Inc., its
                                               managing member


                                               By:  /s/ Richard Mack
                                                   -----------------------------
                                                   Name:  Richard Mack
                                                   Title: Vice President





                                       4